EXHIBIT 99.1

Osisko Development Announces Annual Grant of Stock Options, Restricted Share Units and Deferred Share Units

MONTREAL, July 01, 2022 (GLOBE NEWSWIRE) -- Osisko Development Corp. (“Osisko Development” or the “Company”) (ODV TSX.V & NYSE) announces that, as part of the Company’s annual compensation review, the Board of Directors has authorized the grant of an aggregate of 765,500 incentive stock options (the “Options”) to officers of the Company. The Options have an exercise price of $6.49 per share, are exercisable for a period of five-years from the date of grant and will vest as follows: one-third on the date of grant, one-third on the first anniversary of the date of grant and one-third on the second anniversary of the date of grant. The Options were granted in accordance with the Company’s Stock Option Plan.

In addition, the Board of Directors authorized the grant of an aggregate 584,300 restricted share units (“RSUs”) to officers of the Company and an aggregate 96,200 deferred share units (“DSUs”) to independent directors of the Company. The RSUs awarded will vest on the third anniversary of the grant date and the DSUs will not vest until such time as the recipient independent Director ceases to be a Director of the Company. The RSUs and DSUs were granted in accordance with the Company’s RSU Plan and DSU Plan. Complete details regarding each of the Stock Option Plan, RSU Plan and DSU Plan are available on the Company’s website.

The Company is pleased to announce the appointment of Mr. Laurence Farmer as General Counsel, Vice President Strategic Development and Corporate Secretary with effect as at July 1, 2022. Mr. Farmer is joining the Company from Osisko Gold Royalties Ltd (“Osisko Gold Royalties”), where he held the position of Senior Counsel. Prior to his role at Osisko Gold Royalties, Mr. Farmer worked in investment banking at RBC Capital Markets in London and, before that, practiced as a corporate lawyer with Norton Rose Fulbright LLP in London, England and Montréal, Canada. With Mr. Farmer’s appointment, Mr. André Le Bel will step down as Corporate Secretary of the Company and continue his duties with his employer Osisko Gold Royalties. The Company would like to thank Mr. Le Bel for his service.

About Osisko Development Corp.

Osisko Development Corp. is uniquely positioned as a premier gold development company in North America to advance the Cariboo Gold Project and other properties in the USA and Mexico, with the objective of becoming the next mid-tier gold producer. The Cariboo Gold Project, located in central British Columbia, Canada, is Osisko Development's flagship asset. The considerable exploration potential at depth and along strike distinguishes the Cariboo Gold Project relative to other development assets. Osisko Development's project pipeline is complemented by its interest in the San Antonio gold project, located in Sonora, Mexico and the Trixie gold test mine, located in Utah, U.S.A.

For further information, please contact Osisko Development Corp.:

Jean Francois Lemonde
VP Investor Relations
jflemonde@osiskodev.com
Tel: 514-299-4926

Forward-looking Statements

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. These forward‐looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, results of further exploration work to define and expand mineral resources, as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be "forward looking information". Material assumptions also include, management's perceptions of historical trends, current conditions and expected future developments, results of further exploration work to define or expand any mineral resources, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to capital market conditions, the ability to continue current production, regulatory framework, the ability of exploration activities (including drill results) to accurately predict mineralization; errors in management's geological modelling; the ability of to complete further exploration activities, including drilling; property and stream interests in the Project; the ability of the Company to obtain required approvals; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; metal prices; dilution; environmental risks; and community and non-governmental actions and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such responses. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2021, as amended, which has been filed on SEDAR (www.sedar.com) under Osisko Development's issuer profile and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors applicable to the exploration results. Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available at the date of preparation, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.